

Mail Stop 3628

April 27, 2010

Via Facsimile and U.S. Mail

Peter G. Schoonmaker
President and Chief Executive Officer
Pinnacle Gas Resources, Inc.
1 East Alger Street
Sheridan, Wyoming 82801

> **Re: Pinnacle Gas Resources, Inc.**
> **Schedule 13E-3 filed April 2, 2010**
> **File No. 5-83217**
> **Schedule 14A filed April 2, 2010**
> **File No. 1-33457**

Dear Mr. Schoonmaker:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Please advise us as to what consideration was given to whether Ms. Susan Schnabel, the executives who will receive a "profits interest" in Powder, Powder and Scotia are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Interpretive Response 201.05 in the Going Private

Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the
Division's Compliance and Disclosure Interpretations.

2. Please note that each filing person must individually comply with the filing,
    dissemination and disclosure requirements of Schedule 13E-3. Revise the
    disclosure to include all of the information required by Schedule 13E-3 and its
    Instructions for any filing person added in response to the preceding comment.
    For example, include a statement as to whether each person believes the Rule 13e-
    3 transaction is fair to unaffiliated security holders who will receive cash and to
    unaffiliated security holders who will continue to hold common stock and an
    analysis of the material factors upon which he/she relied in reaching such
    conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and
    Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3. Please revise to include the information required by Item 1005(a) and (e) of
    Regulation M-A. Please also describe any transaction in your common stock
    during the past 60 days involving any of your affiliates. See Instruction 1(c) to
    Item 1008(b) of Regulation M-A.

Schedule 14A

4. Please revise to indicate that the proxy statement and form of proxy are
    "preliminary copies." Refer to Rule 14a-6(e)(1).

Interests of Pinnacle's Directors and Officers in the Merger, page 7

5. Please revise to further describe and quantify the "profits interest" in Powder after
    consummation of the Merger.

Special Factors, page 17

Background of the Merger, page 18

6. Please revise the Background section to further describe each contact, meeting, or
    negotiation that took place and the substance of the discussions or negotiations at
    each meeting. Please identify any advisors or other counsel and the members of
    management who were present at each meeting. For example, describe how
    Pinnacle came to be introduced to Scotia in October 2007 and who initiated
    contact.

History of the Merger and Alternative Transaction, page 19

7. We note that you discuss alternative merger or asset sale transactions with various
    bidders A-J. Please revise to further describe these alternatives and the reasons

for their rejection. If other alternatives were considered, including a tender offer, reverse stock split, or liquidation, please describe each alternative and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Fairness of the Merger; Reasons for the Recommendation…, page 33

8. Please state clearly each filing person's reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this particular time in Pinnacle's operating history as opposed to another time. See Item 1013(c) of Regulation M-A.

9. Please delete the references to "arms-length" transaction throughout your document, since this is a going private transaction.

10. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed net book value, going concern value, and liquidation value. See Q&A No. 20 in Exchange Act Release No. 17719. In addition, please revise to specify the historical prices that were considered. Please similarly revise the section that describes DLJ's position as to fairness.

11. Please note that a reference to the FBR opinion does not satisfy the requirements under Item 8(b) of Schedule 13E-3 unless the filing person expressly adopts the advisor's discussion of the factor. If one filing person relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or special committee, that party must expressly adopt the conclusion and analyses of the other. In providing the disclosure requested in this comment, address how any filing persons relying on the FBR opinion were able to reach the fairness determination as to unaffiliated shareholders given that the FBR fairness opinion addressed fairness with respect to the "holders of Common Stock" of Pinnacle, rather than to Pinnacle's unaffiliated shareholders.   Refer to Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Opinion of Financial Advisor to the Special Committee, page 38

12. We note that FBR reviewed various reports by engineering consultants, but you have not filed any of these materials as an exhibit to the Schedule 13E-3. Each presentation, discussion, report or appraisal, whether in draft or final form, oral or written, is a separate report that requires a reasonably detailed description meeting

the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your proxy statement to summarize any and all presentations made by any such outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. In addition, please summarize the forecasts, estimates and projections that FBR considered in its analysis.

13. Please have FBR revise its opinion to address the following:

- Remove the statement on page 38 and in the second-to-last paragraph on page C-4 of its opinion that such opinion is provided "solely for the information of the Special Committee in connection with its consideration of the Merger…," as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for FBR's belief that shareholders cannot rely upon the opinion to support any claims against FBR arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with FBR). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to FBR would have no effect on the rights and responsibilities of either FBR or your board of directors under the federal securities laws.

14. For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated. Please include comparable information for Pinnacle or this transaction if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or discount rates were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the opinion that the consideration is fair to unaffiliated shareholders.

15. For each method of analysis, please revise to further describe the selection criteria. For example, please disclose in more detail the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Effects of the Merger, page 45

16. Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated security holders, including the federal tax consequences to each. Refer to Item 1013(d) of Regulation M-A. Please describe both the benefits and detriments, which must be quantified to the extent possible. Refer to Instruction 2 to Item 1013of Regulation M-A. Please also describe each affiliate's interest in net book value and net earnings. Refer to Instruction 3 to Item 1013 of Regulation M-A.

17. Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

Financing of the Merger, page 47

18. Please update the status of the SW Fund and whether it has been or will be formed. Please disclose any alternative financing arrangements if the SW Fund is not formed. Refer to Item 1007(b) of Regulation M-A. Please also disclose Powder's and Pinnacle's plans if Scotia does not provide the financing. In addition, please address whether the termination fee would be paid by Pinnacle if Scotia and the SW Fund do not provide the cash required for the merger.

Forward-Looking Statements, page 52

19. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: John Kellogg, Esq.
        Moye White, LLP